CUSIP No. 883906406

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ThermoEnergy Corporation

                                (Name of Issuer)

                         Common Stock, par value $0.001

                         (Title of Class of Securities)

                                   883906406

                                 (CUSIP Number)

                              Katy Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                             Los Angeles, CA 90067
                                 (310) 201-7576

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 15, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 883906409

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           22,333,334
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    22,333,334
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,333,334
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 34.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

_______________________
(1)   Based on 64,915,077 shares of Common Stock, par value $0.001 per share,
      ("Common Stock") outstanding, calculated in accordance with Rule 13d.

2

CUSIP No. 883906409

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           22,333,334
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    22,333,334
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,333,334
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 34.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

________________________
(1)   Based on 64,915,077 shares of Common Stock, par value $0.001 per share,
      ("Common Stock") outstanding, calculated in accordance with Rule 13d.

3

CUSIP No. 883906409

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           22,333,334
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    22,333,334
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,333,334
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 34.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

________________________
(1)   Based on 64,915,077 shares of Common Stock, par value $0.001 per share,
      ("Common Stock") outstanding, calculated in accordance with Rule 13d.

4

CUSIP No. 883906409

Item 1.  Security and Issuer

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on Schedule 13D relating to the
Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica
Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and
Exchange Commission ("SEC") on December 31, 2007 (the "Initial Schedule 13D").
Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Inital Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 1, the Reporting Persons beneficially own 22,333,334 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common
Stock owned by the Trust.

         (c) Pursuant to that certain Security Purchase Agreement dated
September 15, 2008 (the "Security Purchase Agreement") and at an initial closing on the same date, the Reporting Persons acquired from the Issuer the following:
(i) a Note in the original principal amount of $2,000,000, with a conversion price of $0.75 per share and a maturity date of September 30, 2013 (the "Note")
and (ii) a Warrant for the purchase of 3,000,000 shares of Common Stock, with an exercise price of $1.25 per share and expiration date of September 30, 2013 (the
"Warrant"). The toal purchase price of the transaction described herein was
$2,000,000. The Security Purchase Agreement, a form of the Note and a form of the Warrant are attached hereto as Exhibits B, C and D, respectively, and incorporated herein by this reference.

                  Security Purchase Agreement also provides that the Reporting
Persons will purchase an additional Note (in form substantially identical to the
Note issued at the initial closing) in the original principal amount of
$5,000,000 and an additional Warrant (in form substantially identical to the
Warrant issued at the initial closing) for the purchase of 7,500,000 shares of
Common Stock upon the satisfaction of certain conditions set forth in the
Security Purchase Agreement.

                  Additionally, pursuant to the Security Purchase Agreement, the
Issuer amended the Common Stock Purchase Warrant issued to the Reporting Persons on December 18, 2007 to reduce the exercise price of such warrant from $1.50 to
$1.25 per share. A copy of the amendment is attached hereto as Exhibit E and incorporated herein by this reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment
No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore
Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's
Attorney-In-Fact.

         (b) Security Purchase Agreement dated September 15, 2008

5

CUSIP No. 883906409

         (c) 10% Convertible Promissory Note issued pursuant to the Securities
Purchase Agreement dated as of September 15, 2008

         (d) Common Stock Purchase Warrant issued pursuant to the Securities
Purchase Agreement dated as of September 15, 2008

         (e) Amendment No. 1 to Common Stock Purchase Warrant No. 2007-12-1

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

         Exhibit B:  Security Purchase Agreement dated September 15, 2008

         Exhibit C: Form of 10% Convertible Promissory Note issued pursuant to the Securities Purchase Agreement dated as of September 15, 2008

         Exhibit D: Form of Common Stock Purchase Warrant issued pursuant to the
Securities Purchase Agreement dated as of September 15, 2008

         Exhibit E: Amendment No. 1 to Common Stock Purchase Warrant
No. 2007-12-1

6

CUSIP No. 883906409

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated:  September 18, 2008        /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust

                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust

                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

 7

CUSIP No. 883906409

                                    Exhibit A

                Agreement Regarding Joint Filing of Schedule 13D
                ------------------------------------------------

         The undersigned agree that the Schedule 13D with respect to the Common
Stock of Electro Energy Inc. is a joint filing being made on their behalf.

Dated:  September 18, 2008        /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust

                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust

                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

     Exhibit B

ThermoEnergy Corporation

Securities Purchase Agreement

This Securities Purchase Agreement (this“Agreement”) is dated as of September 15, 2008, by and between ThermoEnergy Corporation, a Delaware corporation (the“Company”), and The Quercus Trust (the“Investor”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company certain securities of the Company, as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investor agree as follows:

ARTICLE 1

Definitions

Section 1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency, regulatory authority (federal, state, county, local or foreign), stock market, stock exchange or trading facility.

“Adjusted Purchase Price” has the meaning set forth in Section 2.2.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144.

“Arkansas Courts” has the meaning set forth in Section 7.9.

“Board” means the Board of Directors of the Company.

“Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the City of New York are authorized or required by law or other governmental action to close.

“Cash Flow Trigger Date” means the date on which the Company first reports results of operations reflecting a positive cash flow in each of two successive fiscal quarters.

“Claim” has the meaning set forth in Section 4.6(c).

“Closing” means each closing of the purchase and sale of a Note and a Warrant pursuant to Article 2.

“Closing Date” means the Initial Closing Date and the date on which the Second Closing, if any, occurs pursuant to Section 2.2 hereof.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.001 per share, and any securities into which such common stock may hereafter be reclassified.

“Common Stock Equivalents” means any securities of the Company or any Subsidiary which entitle the holder thereof to acquire Common Stock at any time, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock or other securities that entitle the holder to receive, directly or indirectly, Common Stock.

“Company Counsel” means Nixon Peabody, LLP.

“Company Deliverables” has the meaning set forth in Section 2.2(a).

“Company Stock Options” has the meaning set forth in Section 3.1(g).

“Contingent Obligations” has the meaning set forth in Section 3.1(r).

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the Notes.

“Convertible Securities” has the meaning set forth in Section 3.1(g).

“Development Contract” means either a Letter to Proceed or a fully executed contract between the Company and the City of New York, New York (or any agency thereof) or for the development of the 26th Ward wastewater treatment plant substantially as set forth in the business plan previously provided by the Company to the Investor.

“Effective Date” means the date that any Registration Statement filed pursuant to Article 4 is first declared effective by the Commission.

“Effectiveness Period” has the meaning set forth in Section 4.1(b).

“Environmental Law” has the meaning set forth in Section 3.1(aa).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Internal Revenue Code of 1986, as amended.

“Evaluation Period” has the meaning set forth in Section 3.1(r).

“Event” has the meaning set forth in Section 4.1(d).

“Event Date” has the meaning set forth in Section 4.1(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exempt Issuance” means the issuance by the Company (a) to employees, officers, directors of, and consultants to, the Company of shares of Common Stock or options for the purchase of shares of Common Stock pursuant to stock option or long-term incentive plans approved by the Board, (b) of shares of Common Stock upon the exercise of Warrants issued hereunder, (c) of shares of Common Stock upon conversion of shares of Series A Preferred Stock, (d) of shares of Common Stock upon exercise of Prior Warrants or conversion of Prior Convertible Securities, (e) of securities issued pursuant to acquisitions, licensing agreements, or other strategic transactions, (f) of securities issued in connection with equipment leases, real property leases, loans, credit lines, guaranties or similar transactions approved by the Board, (g) of securities issued in connection with join ventures or similar strategic relationships approved by the Board, (h) of securities in a merger, or (i) of securities in a public offering registered under the Securities Act.

“Filing Date” means the date that is 60 days after the Initial Closing Date.

“Financing Notice” has the meaning set forth in Section 5.5(b).

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America.

“Governmental Authority” has the meaning set forth in Section 3.1(e).

“Hazardous Substance” has the meaning set forth in Section 3.1(aa).

“Indebtedness” has the meaning set forth in Section 3.1(r).

“Indemnified Party” has the meaning set forth in Section 4.6(c).

“Indemnified Person” has the meaning set forth in Section 4.6(a).

“Indemnifying Party” has the meaning set forth in Section 4.6(c).

“Initial Closing Date” means the Business Day immediately following the date on which all of the conditions set forth in Sections 6.1 and 6.2 hereof are satisfied, or such other date as the parties may agree.

“Intellectual Property Rights” has the meaning set forth in Section 3.1(o).

“Interest Shares” means the shares of Common Stock issuable interest due and payable under the Notes.

“Investor Deliverables” has the meaning set forth in Section 2.2(b).

“Lien” means any lien, charge, encumbrance, security interest, right of first refusal or other restrictions of any kind.

“Losses” has the meaning set forth in Section 5.7.

“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material impairment of the Company’s ability to perform on a timely basis its obligations under any Transaction Document.

“NASD Rules” has the meaning set forth in Section 4.3(o).

“Note” means any of the Senior Convertible Promissory Notes of the Company, in the form of Exhibit A, which are issuable to the Investor at the Closings.

“OFAC” has the meaning set forth in Section 3.1(ee).

“Penalty Base” has the meaning set forth in Section 4.1(d).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” has the meaning set forth in Section 3.1(s).

“Post-Effective Amendment” means a post-effective amendment to the Registration Statement.

“Post-Effective Amendment Filing Deadline” means the seventh Business Day after the Registration Statement ceases to be effective pursuant to applicable securities laws due to the passage of time or the occurrence of an event requiring the Company to file a Post-Effective Amendment.

“Prior Warrants” has the meaning set forth in Section 3.1(g).

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” has the meaning set forth in Section 4.3.

“Proposed Financing” has the meaning set forth in Section 5.5(a).

“Purchase Price” means the price payable by the Investor for the Notes and Warrants pursuant to Sections 2.1 and 2.2.

“Registrable Securities” means the Interest Shares, the Conversion Shares and the Warrant Shares; provided, however, that the Investor shall not be required to Convert the Notes or exercise the Warrants in order to have the Conversion Shares or the Warrant Shares included in any Registration Statement.

“Registration Period” means the period commencing on the date hereof and ending on the date on which all of the Registrable Securities may be sold to the public without registration under the Securities Act in reliance on Rule 144.

“Registration Statement” means a registration statement filed on the appropriate Form with, and declared effective by, the Commission under the Securities Act and covering the resale by the Investor of the Registrable Securities.

“Requested Information” has the meaning set forth in Section 4.3(a).

“Required Effectiveness Date” means the earlier of (i) the date that is 150 days after the Initial Closing Date or (ii) five Business Days after receipt by the Company from the Commission of notice of “no review” of the Registration Statement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” has the meaning set forth in Section 3.1(h).

“Securities” means the Notes, the Warrants, and the Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means the shares of the preferred stock of the Company, par value $0.01 per share, that have been designated as “Series A Convertible Preferred Stock.”

“Shares” means the Conversion Shares, the Interest Shares and the Warrant Shares.

“Subsidiary” means any “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X promulgated by the Commission under the Exchange Act.

“Trading Day” means (i) a day on which the Common Stock is traded on a Trading Market, or (ii) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, or the Nasdaq Over-the-Counter Market on which the Common Stock is listed or traded on the date in question.

“Transaction Documents” means this Agreement, the Notes, the Warrants and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“2007 Agreement” means that certain Securities Purchase Agreement dated as of December 18, 2007 between the Company and the Investor, as amended.

“Warrant” means any of the Common Stock Purchase Warrants, in the form of Exhibit B, which are issuable to the Investor at the Closings.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

ARTICLE 2

Purchase and Sale

Section 2.1. Issuance of Securities at the Initial Closing. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with applicable law, the Company agrees to sell to the Investor, and the Investor agrees to purchase from the Company, for the Purchase Price of $2,000,000, on the Initial Closing Date, (i) a Note in the original principal amount of $2,000,000 and (ii) a Warrant to purchase 3,000,000 shares of Common Stock.

Section 2.2. Issuance of Securities at the Second Closing. On the fifth Business Day following the filing by the Company with the Commission of a Current Report on Form 8-K reporting the execution and delivery of the Development Contract, the Company will sell to the Investor, and the Investor will purchase from the Company, at the Purchase Price of $5,000,000, (i) a Note in the original principal amount of $5,000,000 and (ii) a Warrant to purchase 7,500,000 shares of Common Stock.

Section 2.3. Payment of Purchase Price. As consideration for the issuance of the Securities being purchased at each Closing, the Investor shall on the respective Closing Date pay to the Company, by wire transfer or other form of immediately available funds, an amount equal to the applicable aggregate Purchase Price for the Securities being purchased at such Closing.

Section 2.4. Delivery of Securities. At each Closing, the Company shall, against payment by the Investor of the applicable Purchase Price, issue to the Investor the Note and the Warrant being purchased at such Closing.

Section 2.5. Additional Closing Deliveries. At each Closing, the Company shall deliver or cause to be delivered to the Investor the following (the“Company Deliverables”):

(i)	The legal opinion of Company Counsel, in substantially the form of Exhibit C hereto, addressed to the Investor;

(ii)
The Certificate of Incorporation of the Company, together with all amendments thereto, certified by the Secretary of State of the State of Delaware as of a date not more than five Business Days prior to the Closing Date;

(iii)	Copies of each of the following documents, in each case certified by the Secretary of the Company to be in full force and effect on the Closing Date:

(A)	resolutions of the board of directors of the Company approving the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby;

(B)	the By-laws of the Company; and

(C)	irrevocable instructions to the Company’s transfer agent as to the reservation and issuance of the Conversion Shares and the Warrant Shares; and

(iv)	A good standing certificate of the Company issued by the Secretary of State of the State of Delaware dated as of a date no earlier than five Business Days prior to the Closing Date.

ARTICLE 3

Representations and Warranties

Section 3.1. Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Investor:

(a)
Subsidiaries. The Company has no direct or indirect Subsidiaries other than as specified in the SEC Reports. Except as disclosed in the SEC Reports, the Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any and all Liens other than Liens disclosed in the SEC Reports, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b)
Organization and Qualification. Each of the Company and each Subsidiary is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and each Subsidiary is duly qualified to conduct its respective business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and no proceedings have been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, such power and authority or qualification.

(c)
Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(d)
No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or result in the imposition of any Lien upon any of the material properties or assets of the Company or of any Subsidiary pursuant to, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(e)
Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority (a “Governmental Authority”) or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents and the consummation of the transactions contemplated thereby, other than (i) the filing of a Notice of Sale of Securities on Form D with the Commission (ii) filings required under applicable state securities laws, (iii) the filing of a Current Notice on Form 8-K with the Commission and (iv) the filing with the Commission of one or more Registration Statements in accordance with the requirements of Article 4 of this Agreement,.

(f)
Issuance of the Securities. The Securities have been duly authorized. Each Note and Warrant, when issued and paid for in accordance with this Agreement, will be duly and validly issued. The Company has reserved and set aside from its duly authorized capital stock a sufficient number of shares of Common Stock to satisfy in full the Company’s obligations to issue (i) the Conversion Shares upon conversion of the Notes, (ii) the Interest Shares in payment of interest that shall become due and payable under the Notes, and (iii) the Warrant Shares upon exercise of the Warrants. The Shares, when issued and paid for in payment of interest under the Notes or upon conversion of the Notes or exercise of the Warrants in accordance with their respective terms, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.

(g)
Capitalization. The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock, par value $0.01, of which 10,000,000 shares have been designed Series A Preferred Stock and 10,000,000 shares are undesignated. As of the close of business on the Business Day immediately prior to the date hereof, (i) 208,334 shares of Series A Preferred Stock were issued and outstanding, all of which are validly issued, fully-paid and non-assessable, (ii) 49,448,044 shares of Common Stock were issued and outstanding, all of which are validly issued, fully-paid and non-assessable, (iii) 83,797 shares of Common Stock were held by the Company in Treasury, (iv) 9,688,200 shares of Common Stock were reserved for issuance upon exercise of outstanding options granted to employees, directors, and consultants of the Company (the “Company Stock Options”); (v) 26,109,323 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants to purchase Common Stock (the “Prior Warrants”); (vi) 208,334 shares of Common Stock were reserved for issuance upon conversion of outstanding shares of Series A Preferred Stock, and (vii) 10,159,351 shares of Common Stock were reserved for issuance upon conversion of other convertible notes, debentures or securities (“Prior Convertible Securities”). No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except pursuant to (i) the outstanding shares of Series A Preferred Stock, (ii) the Company Stock Options, (iii) the Prior Warrants or (iv) the Prior Convertible Securities, or as a result of the purchase and sale of the Securities as contemplated by this Agreement, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  The issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise or conversion price under such securities. No further approval or authorization of any stockholder, the Board of Directors of the Company or any other Person is required for the issuance and sale of the Securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

(h)
SEC Reports; Financial Statements. The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (the foregoing materials, being collectively referred to herein as the“SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)
Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information.

(j)
Litigation and Investigations. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) except as specifically disclosed in the SEC Reports, could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof (in his capacity as such), is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, except as specifically disclosed in the SEC Reports. There has not been, and to the knowledge of the Company, there is not pending any investigation by the Commission involving the Company or any current or former director or officer of the Company (in his or her capacity as such). The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act. There are no outstanding comments by the Staff of the Commission on any filing by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k)	Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

(l)
Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(m)
Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such permits.

(n)
Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. All real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in material compliance, except as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(o)
Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (collectively, the“Intellectual Property Rights”). No claims or Actions have been made or filed by any Person against the Company to the effect that Intellectual Property Rights used by the Company or any Subsidiary violate or infringe upon the rights of such claimant. To the knowledge of the Company, all of the Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.

(p)
Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its and the Subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with the market for the Company’s and such Subsidiaries’ respective lines of business.

(q)
Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(r)
Sarbanes-Oxley; Internal Accounting Controls.  The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 (including the rules and regulations of the Commission adopted thereunder) which are applicable to it as of the Closing Date.  The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of the filing date of the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

(s)
Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement except to Merriman Curhan Ford (the “Placement Agent”). The Investor shall have no obligation with respect to any fees or with respect to any claims (other than such fees or commissions owed by the Investor pursuant to written agreements executed by the Investor which fees or commissions shall be the sole responsibility of the Investor) made by or on behalf of the Placement Agent or any other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

(t)
Investment Company. The Company is not, and is not an Affiliate of, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(u)
No Additional Agreements. The Company does not have any agreement or understanding with the Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(v)
Full Disclosure. All disclosures provided to the Investor regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company’s representations and warranties set forth in this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(w)
Environmental Matters. To the Company’s knowledge: (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws; (ii) the properties currently owned or operated by Company (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by Company or its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Company and its Subsidiaries; (iv) Company and its Subsidiaries are not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) Company and its Subsidiaries have not been associated with any release or threat of release of any Hazardous Substance; (vi) Company and its Subsidiaries have not received any notice, demand, letter, claim or request for information alleging that Company and its Subsidiaries may be in violation of or liable under any Environmental Law; and (vii) Company and its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Authority or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

As used in this Agreement, the term “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

As used in this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Authority pursuant to any Environmental Law.

(x)
Taxes. The Company and its Subsidiaries have filed all necessary federal, state and foreign income and franchise tax returns when due (or obtained appropriate extensions for filing) and have paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been or might be asserted or threatened against it or any Subsidiary which would have a Material Adverse Effect.

(y)
Private Offering. Assuming the correctness of the representations and warranties of the Investor set forth in this Agreement, the offer and sale of the Notes and the Warrants hereunder are, and upon (i) exercise of the Warrants, the issuance of the Warrant Shares, (ii) upon conversion of the Notes, the issuance of the Conversion Shares and (iii) upon issuance of the Interest Shares in payment of interest due and payable under the Notes, such issuance will be, exempt from registration under the Securities Act. The Company has offered the Notes and the Warrants for sale only to the Investor.

(z)	ERISA. Neither the Company nor any ERISA Affiliate maintains, contributes to or has any liability or contingent liability with respect to any employee benefit plan subject to ERISA.

(aa)	Foreign Assets Control Regulations and Anti-Money Laundering.

(i) OFAC. Neither the issuance of the Convertible Note and Warrant to the Investor, nor the use of the respective proceeds thereof, shall cause the Investor to violate the U.S. Bank Secrecy Act, as amended, and any applicable regulations thereunder or any of the sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) of the United States Department of Treasury, any regulations promulgated thereunder by OFAC or under any affiliated or successor governmental or quasi-governmental office, bureau or agency and any enabling legislation or executive order relating thereto. Without limiting the foregoing, neither the Company nor any Subsidiary (i) is a person whose property or interests in property are blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 200l Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such person in any manner violative of Section 2, or (iii) is a person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other OFAC regulation or executive order.

(ii) Patriot Act. The Company and each of its Subsidiaries are in compliance, in all material respects, with the USA PATRIOT Act. No part of the proceeds of the sale of the Shares and the Warrants hereunder will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Section 3.2. Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company as follows:

(a)
Authority. This Agreement has been duly executed by the Investor, and when delivered by the Investor in accordance with terms hereof, will constitute the valid and legally binding obligation of the Investor, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b)
Investment Intent. The Investor is acquiring the Securities as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. The Investor does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(c)
Investor Status. The Investor is an “accredited investor” as defined in Rule 501(a) under the Securities Act and a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.  The Investor is not a registered broker-dealer under Section 15 of the Exchange Act.

(d)
Access to Information. The Investor acknowledges that it has reviewed the SEC Reports and has been afforded (i) the opportunity to ask such questions as he has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable him to evaluate his investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(e)
General Solicitation. The Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f)
Disclosure. The Investor acknowledges and agrees that the Company neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.1.

ARTICLE 4

Registration Rights

Section 4.1. Shelf Registration.

(a) As promptly as possible, and in any event on or prior to the Filing Date, the Company shall prepare and file with the Commission a “shelf” Registration Statement covering the resale of all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. If for any reason (including, without limitation, the Commission’s interpretation of Rule 415) the Commission does not permit all of the Registrable Securities to be included in such Registration Statement, then the Company shall prepare and file with the Commission a separate Registration Statement with respect to any such Registrable Securities not included with the initial Registration Statements, as expeditiously as possible, but in no event later than the date which is 30 days after the date on which the Commission shall indicate as being the first date such filing may be made. The Registration Statement shall be on a Form S-3; in the event Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form in accordance herewith and (ii) attempt to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statements then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.

(b) The Company shall use its best efforts to cause the Registration Statement to be declared effective by the Commission as promptly as possible after the filing thereof, but in any event prior to the Required Effectiveness Date, and shall use its best efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of (i) the fifth anniversary of the Effective Date, (ii) the date when all Registrable Securities covered by such Registration Statement have been sold publicly, or (iii) the date on which the Registrable Securities are eligible for sale without registration pursuant to subparagraph (k) of Rule 144 (the “Effectiveness Period”). The Company shall notify the Investor in writing promptly (and in any event within one Business Day) after receiving notification from the Commission that the Registration Statement has been declared effective.

(c) As promptly as possible, and in any event no later than the Post-Effective Amendment Filing Deadline, the Company shall prepare and file with the Commission a Post-Effective Amendment. The Company shall use its best efforts to cause the Post-Effective Amendment to be declared effective by the Commission as promptly as possible after the filing thereof. The Company shall notify the investor in writing promptly (and in any event within one Business Day) after receiving notification from the Commission that the Post-Effective Amendment has been declared effective.

(d) If: (i) any Registration Statement is not filed on or prior to the Filing Date or a Post-Effective Amendment is not filed on or prior to the Post-Effective Amendment Filing Deadline, or (ii) the Company fails to file with the Commission a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act, within five Business Days after the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be “reviewed,” or will not be subject to further review, or (iii) the Company fails to respond to any comments made by the Commission within 15 Business Days after the receipt of such comments, or (iv) a Registration Statement filed hereunder is not declared effective by the Commission by the Required Effectiveness Date (which date shall be extended by 30 days in the case of a comment regarding Rule 415), or a Post-Effective Amendment is not declared effective on or prior to the fifteenth Business Day following the Post-Effective Amendment Filing Deadline, or (v) after a Registration Statement is filed with and declared effective by the Commission, such Registration Statement ceases to be effective as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period for a period of more than 60 days without being succeeded by an amendment to such Registration Statement or by a subsequent Registration Statement filed with and declared effective by the Commission, or (vi) an amendment to a Registration Statement is not filed by the Company with the Commission within 15 Business Days after the Commission’s having notified the Company that such amendment is required in order for such Registration Statement to be declared effective (any such failure or breach being referred to as an “Event” and the date on which such Event occurs being referred to as “Event Date”), then: (x) on each such Event Date the Company shall pay to the Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1% of the aggregate Purchase Price paid by the Investor pursuant to this Agreement for the Registrable Securities covered by such Registration Statement (the “Penalty Base”); and (y) on the same day of each successive month following such Event Date (so long as the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to the Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1% of the Penalty Base. Such payments shall be the Investor’s sole and exclusive remedy for such Events. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven Business Days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

(e) The Company shall not, prior to the Effective Date of the Registration Statement, prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities.

(f) If the Company issues to the Investor any Common Stock pursuant to the Transaction Documents that is not included in the initial Registration Statement, then the Company shall file an additional Registration Statement covering such number of shares of Common Stock on or prior to the Filing Date and shall use it best efforts, but in no event later than the Required Effectiveness Date, to cause such additional Registration Statement to be declared effective by the Commission.

Section 4.2. Registration Process. In connection with the registration of the Registrable Securities pursuant to Section 4.1, the Company shall:

(a) Prepare and file with the Commission the Registration Statement and such amendments (including post-effective amendments) to the Registration Statement and supplements to the prospectus included therein (a “Prospectus”) as the Company may deem necessary or appropriate and take all lawful action such that the Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading and that the Prospectus forming part of the Registration Statement, and any amendment or supplement thereto, does not at any time during the Registration Period include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(b) Comply with the provisions of the Securities Act with respect to the Registrable Securities covered by the Registration Statement until the earlier of (i) such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Investor as set forth in the Prospectus forming part of the Registration Statement or (ii) the date on which the Registration Statement is withdrawn;

(c) Prior to the filing with the Commission of the Registration Statement (including any amendments thereto) and the distribution or delivery of any Prospectus (including any supplements thereto), provide draft copies thereof to the Investor and reflect in such documents all such comments as the Investor (and its counsel) reasonably may propose and furnish to the Investor and its legal counsel identified to the Company (i) promptly after the same is prepared and publicly distributed, filed with the Commission, or received by the Company, one copy of the Registration Statement, each Prospectus, and each amendment or supplement thereto, and (ii) such number of copies of the Prospectus and all amendments and supplements thereto and such other documents, as the Investor may reasonably request in order to facilitate the disposition of the Registrable Securities;

(d) (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions as the Investors reasonably request, (ii) prepare and file in such jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof at all times during the Registration Period, (iii) take all such other lawful actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all such other lawful actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (A) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, (B) subject itself to general taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(e) As promptly as practicable after becoming aware of such event, notify the Investor of the occurrence of any event, as a result of which the Prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare an amendment to the Registration Statement and supplement to the Prospectus to correct such untrue statement or omission, and deliver a number of copies of such supplement and amendment to each Investor as such Investor may reasonably request;

(f) As promptly as practicable after becoming aware of such event, notify the Investor (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the Commission of any stop order or other suspension of the effectiveness of the Registration Statement and take all lawful action to effect the withdrawal, rescission or removal of such stop order or other suspension;

(g) Take all such other lawful actions reasonably necessary to expedite and facilitate the disposition by the Investor of his Registrable Securities in accordance with the intended methods therefor provided in the Prospectus which are customary under the circumstances;

(h) Make generally available to its security holders as soon as practicable, but in any event not later than 18 months after the Effective Date of the Registration Statement, an earnings statement of the Company and its subsidiaries complying with Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder;

(i) In the event of an underwritten offering, promptly include or incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the underwriters reasonably agree should be included therein and to which the Company does not reasonably object and make all required filings of such Prospectus supplement or post-effective amendment as soon as practicable after it is notified of the matters to be included or incorporated in such Prospectus supplement or post-effective amendment;

(j) Make reasonably available for inspection by the Investor, any underwriter participating in any disposition pursuant to the Registration Statement, and any attorney, accountant or other agent retained by such Investors or any such underwriter all relevant financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the Company’s officers, directors and employees to supply all information reasonably requested by the Investor or any such underwriter, attorney, accountant or agent in connection with the Registration Statement, in each case, as is customary for similar due diligence examinations; provided, however, that all records, information and documents that are designated in writing by the Company, in good faith, as confidential, proprietary or containing any nonpublic information shall be kept confidential by such Investors and any such underwriter, attorney, accountant or agent (pursuant to an appropriate confidentiality agreement in the case of any such holder or agent), unless such disclosure is made pursuant to judicial process in a court proceeding (after first giving the Company an opportunity promptly to seek a protective order or otherwise limit the scope of the information sought to be disclosed) or is required by law, or such records, information or documents become available to the public generally or through a third party not in violation of an accompanying obligation of confidentiality; and provided, further, that, if the foregoing inspection and information gathering would otherwise disrupt the Company’s conduct of its business, such inspection and information gathering shall, to the maximum extent possible, be coordinated on behalf of the Investors and the other parties entitled thereto by one firm of counsel designated by and on behalf of the majority in interest of Investors and other parties;

(k) In connection with any offering, make such representations and warranties to the Investor and to the underwriters if an underwritten offering, in form, substance and scope as are customarily made by a company to underwriters in secondary underwritten offerings;

(l) In connection with any underwritten offering, deliver such documents and certificates as may be reasonably required by the underwriters;

(m) Cooperate with the Investor to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to the Registration Statement, which certificates shall, if required under the terms of this Agreement, be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any Investor may request and maintain a transfer agent for the Common Stock; and

(n) Use its commercially reasonable efforts to cause all Registrable Securities covered by the Registration Statement to be listed or qualified for trading on the principal Trading Market, if any, on which the Common Stock is traded or listed on the Effective Date of the Registration Statement.

Section 4.3. Obligations and Acknowledgements of the Investor. In connection with the registration of the Registrable Securities, the Investor shall have the following obligations and hereby make the following acknowledgements:

(a) It shall be a condition precedent to the obligations of the Company to include the Registrable Securities in the Registration Statement that the Investor (i) shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and (ii) shall execute such documents in connection with such registration as the Company may reasonably request. At least five Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify the Investor of the information the Company requires from the Investor (the “Requested Information”) if the Investor elects to have any of its Registrable Securities included in the Registration Statement. If at least two Business Days prior to the anticipated filing date the Company has not received the Requested Information from the Investor, then the Company may file the Registration Statement without including any Registrable Securities of the Investor and the Company shall have no further obligations under this Article 4 to the Investor after such Registration Statement has been declared effective. If the Investor notifies the Company and provides the Company the information required hereby prior to the time the Registration Statement is declared effective, the Company will file an amendment to the Registration Statement that includes the Registrable Securities of the Investor; provided, however, that the Company shall not be required to file such amendment to the Registration Statement at any time less than 5 Business Days prior to the Effectiveness Date.

(b) The Investor agrees to cooperate with the Company in connection with the preparation and filing of a Registration Statement hereunder, unless the Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement;

(c) The Investor agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 4.2(e) or 4.2(f), the Investor shall immediately discontinue its disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4.2(e) and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; and

(d) The Investor acknowledges that it may be deemed to be a statutory underwriter within the meaning of the Securities Act with respect to the Registrable Securities being registered for resale by it, and if the Investor includes Registrable Securities for offer and sale within a Registration Statement the Investor hereby consents to the inclusion in such Registration Statement of a disclosure to such effect.

Section 4.4. Expenses of Registration. All expenses (other than underwriting discounts and commissions and the fees an expenses of the Investor’s counsel) incurred in connection with registrations, filings or qualifications pursuant to this Article 4, including, without limitation, all registration, listing, and qualifications fees, printing and engraving fees, accounting fees, and the fees and disbursements of counsel for the Company, shall be borne by the Company.

Section 4.6. Indemnification and Contribution

(a) Indemnification by the Company. The Company shall indemnify and hold harmless the Investor and each underwriter, if any, which facilitates the disposition of Registrable Securities, and each of their respective officers and directors and each Person who controls such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such Person being sometimes hereinafter referred to as an“Indemnified Person”) from and against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, not misleading, or arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Prospectus or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Company hereby agrees to reimburse such Indemnified Person for all reasonable legal and other expenses incurred by them in connection with investigating or defending any such action or claim as and when such expenses are incurred; provided, however, that the Company shall not be liable to any such Indemnified Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement made in, or an omission or alleged omission from, such Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person expressly for use therein or (ii) in the case of the occurrence of an event of the type specified in Section 4.3(e), the use by the Indemnified Person of an outdated or defective Prospectus after the Company has provided to such Indemnified Person an updated Prospectus correcting the untrue statement or alleged untrue statement or omission or alleged omission giving rise to such loss, claim, damage or liability.

(b) Indemnification by the Investor and Underwriters. The Investor agrees, as a consequence of the inclusion of any of its Registrable Securities in a Registration Statement, and each underwriter, if any, which facilitates the disposition of Registrable Securities shall agree, severally and not jointly, as a consequence of facilitating such disposition of Registrable Securities to (i) indemnify and hold harmless the Company, its directors (including any person who, with his or her consent, is named in the Registration Statement as a director nominee of the Company), its officers who sign any Registration Statement and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such Registration Statement or Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the Prospectus), not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Investor or underwriter expressly for use therein, and (ii) reimburse the Company for any legal or other expenses incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Investor shall not be liable under this Section 4.5(b) for any amount in excess of the net proceeds paid to the Investor in respect of Registrable Securities sold by it.

(c) Notice of Claims, etc.  Promptly after receipt by a Person seeking indemnification pursuant to this Section 4.5 (an “Indemnified Party”) of written notice of any investigation, claim, proceeding or other action in respect of which indemnification is being sought (each, a “Claim”), the Indemnified Party promptly shall notify the Person against whom indemnification pursuant to this Section 4.5 is being sought (the“Indemnifying Party”) of the commencement thereof; but the omission to so notify the Indemnifying Party shall not relieve it from any liability that it otherwise may have to the Indemnified Party, except to the extent that the Indemnifying Party is materially prejudiced and forfeits substantive rights and defenses by reason of such failure. In connection with any Claim as to which both the Indemnifying Party and the Indemnified Party are parties, the Indemnifying Party shall be entitled to assume the defense thereof. Notwithstanding the assumption of the defense of any Claim by the Indemnifying Party, the Indemnified Party shall have the right to employ separate legal counsel and to participate in the defense of such Claim, and the Indemnifying Party shall bear the reasonable fees, out-of-pocket costs and expenses of such separate legal counsel to the Indemnified Party if (and only if): (i) the Indemnifying Party shall have agreed to pay such fees, costs and expenses, (ii) the Indemnified Party shall reasonably have concluded that representation of the Indemnified Party by the Indemnifying Party by the same legal counsel would not be appropriate due to actual or, as reasonably determined by legal counsel to the Indemnified Party, potentially differing interests between such parties in the conduct of the defense of such Claim, or if there may be legal defenses available to the Indemnified Party that are in addition to or disparate from those available to the Indemnifying Party, or (iii) the Indemnifying Party shall have failed to employ legal counsel reasonably satisfactory to the Indemnified Party within a reasonable period of time after notice of the commencement of such Claim. If the Indemnified Party employs separate legal counsel in circumstances other than as described in the preceding sentence, the fees, costs and expenses of such legal counsel shall be borne exclusively by the Indemnified Party. Except as provided above, the Indemnifying Party shall not, in connection with any Claim in the same jurisdiction, be liable for the fees and expenses of more than one firm of counsel for the Indemnified Party (together with appropriate local counsel). The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent shall not unreasonably be withheld), settle or compromise any Claim or consent to the entry of any judgment that does not include an unconditional release of the Indemnifying Party from all liabilities with respect to such Claim or judgment or contain any admission of wrongdoing.

(d) Contribution. If the indemnification provided for in this Section 4.5 is unavailable to or insufficient to hold harmless an Indemnified Party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the statements or omissions or alleged statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or by such Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.5(d) were determined by pro rata allocation (even if the Investors or any underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 4.5(d). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) Limitation on Investor’s and Underwriters’ Obligations. Notwithstanding any other provision of this Section 4.5, in no event shall (i) the Investor have any liability under this Section 4.5 for any amounts in excess of the dollar amount of the proceeds actually received by the Investor from the sale of Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) pursuant to any Registration Statement under which such Registrable Securities are registered under the Securities Act and (ii) any underwriter be required to undertake liability to any Person hereunder for any amounts in excess of the aggregate discount, commission or other compensation payable to such underwriter with respect to the Registrable Securities underwritten by it and distributed pursuant to the Registration Statement.

(f) Other Liabilities. The obligations of the Company under this Section 4.5 shall be in addition to any liability which the Company may otherwise have to any Indemnified Person and the obligations of any Indemnified Person under this Section 4.5 shall be in addition to any liability which such Indemnified Person may otherwise have to the Company. The remedies provided in this Section 4.5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.

Section 4.6. Rule 144. With a view to making available to the Investor the benefits of Rule 144, the Company agrees to use its best efforts to:

(i) comply with the provisions of paragraph (c)(1) of Rule 144; and

(ii) file with the Commission in a timely manner all reports and other documents required to be filed by the Company pursuant to Section 13 or 15(d) under the Exchange Act; and, if at any time it is not required to file such reports but in the past had been required to or did file such reports, it will, upon the request of any Investor, make available other information as required by, and so long as necessary to permit sales of, its Registrable Securities pursuant to Rule 144.

Section 4.7. Common Stock Issued Upon Stock Split, etc. The provisions of this Article 4 shall apply to any shares of Common Stock or any other securities issued as a dividend or distribution in respect of the Shares or the Warrant Shares.

ARTICLE 5

Other Agreements of the Parties

Section 5.1. Certificates; Legends.

(a)  The Securities may only be transferred in compliance with state and federal securities laws. In connection with any transfer of the Securities other than (i) pursuant to an effective registration statement, (ii) to the Company, or (iii) to an Affiliate of the Investor, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

(b)  The certificates representing the Shares and the Warrants to be delivered at the Closings and the certificates evidencing the Warrant Shares to be delivered upon exercise of the Warrants will contain appropriate legends referring to restrictions on transfer relating to the registration requirements of the Securities Act and applicable state securities laws.

Section 5.2. Integration. The Company has not and shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investor, or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market in a manner that would require stockholder approval of the sale of the securities to the Investor.

Section 5.3. Securities Laws Disclosure; Publicity. By 9:00 a.m. (New York time) on the Trading Day following the execution of this Agreement, and by 5:00 p.m. (New York time) on the Initial Closing Date, the Company shall issue press releases disclosing the transactions contemplated hereby and the Closing. On the Trading Day following the execution of this Agreement the Company will file a Current Report on Form 8-K disclosing the material terms of the Transaction Documents (and attach the Transaction Documents as exhibits thereto), and on each Closing Date the Company will file an additional Current Report on Form 8-K to disclose the Closing. In addition, the Company will make such other filings and notices in the manner and time required by the Commission and the Trading Market on which the Common Stock is listed.

Section 5.4. Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder (i) for working capital purposes, (ii) to purchase fixed assets used in the development or production of the Company’s products or (iii) for investment in new technologies related to the Company’s business.

Section 5.5. Right of First Refusal

(a) Proposed Financings. In the event that, during the period commencing on the Initial Closing Date and continuing to the later of (i) the second anniversary of the First Closing Date or (ii) the Cash Flow Trigger Date, the Company seeks to raise additional funds through a private placement of its securities (a “Proposed Financing”), other than Exempt Issuances, the Investor shall have the right to participate in the Proposed Financing on a pro rata basis, based on the percentage that (a) the number of shares of Common Stock then held by the Investor plus the number of shares of Common Stock issuable upon conversion of the Warrants bears to (b) the total number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Prior Convertible Securities and exercise of the Warrants and the Prior Warrants.

(b) Investment Terms. The terms on which the Investor shall purchase securities pursuant to the Proposed Financing shall be the same as such securities are purchased by other investors in such Proposed Financing. The Company shall give the Investor written notice, no later than the date of the initial closing of the Proposed Financing, setting forth the terms of the Proposed Financing (the “Financing Notice”). In the event that the terms of the Proposed Financing are changed, the Borrower shall provide the Investor with the same notice of the revised terms that are provided to the other investors in such Proposed Financing.

(c) Financings. In the event that the Investor does not exercise, within ten Business Days after receipt of the Financing Notice, its right to participate in the Proposed Financing, the Company may sell the securities in the Proposed Financing at a price and on terms which are no more favorable to the investors in such Proposed Financing than the terms offered to the Investor. If the Company subsequently changes the price or terms so that the terms are at a price or more favorable to the investors in the Proposed Financing, the Company shall re-offer the securities to the Investor as provided in this Section 5.5.

Section 5.6. Negative Covenants. During the period from the First Closing Date to the Cash Flow Trigger Date, the Company shall not, without the prior written consent of the Investor (which consent may be granted or withheld by the Investor in its sole discretion), take any of the following actions:

(a)
grant, during any fiscal year, incentive stock options, non-qualified options or any similar equity incentive to employees, officers, directors or consultants of the Company for more than an aggregate of 2,000,000 shares of Common Stock;

(b)
grant to employee, officer, director or consultant of the Company an option for the purchase of shares of Common Stock at an exercise price less than $1.50 per share (other than automatic grants of non-qualified options to non-employee directors of the Company pursuant to the Company’s 2007 Incentive Stock Plan); or

(c)	issue any promissory note or evidence of debt having rights of repayment senior to the Notes.

ARTICLE 6

Conditions Precedent to Closing

Section 6.1. Conditions Precedent to the Obligations of the Investor to Purchase Securities. The obligation of the Investor to acquire Securities at any Closing is subject to the satisfaction or waiver by the Investor, at or before the Closing, of each of the following conditions:

(a)
Representations and Warranties. The Company shall have delivered a certificate of the Company’s Chief Executive Officer certifying that the representations and warranties of the Company contained herein are true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such Closing Date;

(b)
Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

(c)
No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(d)	No Adverse Changes. Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably could have or result in a Material Adverse Effect;

(e)
Board of Directors. David Gelbaum shall have been elected a director of the Company, to serve in the class of directors whose term expires in 2011. Joseph P. Bartlett shall have been appointed an advisory director, with full rights to receive notice of all meetings of the Company’s Board of Directors, to receive copies of all materials provided by the Company to the members of its Board of Directors, and to attend and participate in (but not vote at) all meetings of the Company’s Board of Directors.

(f)
Compensation Committee. The number of directors constituting the Compensation Committee of the Company’s Board of Directors shall have been set at two (2) and David Gelbaum shall have been designated as one of the two members of such committee.

(g)
2007 Warrants. The Common Stock Purchase Warrant issued to the Investor pursuant to the 2007 Agreement shall have been amended to change the exercise price thereof to $1,25 per share and to extend the expiration thereof to December 31, 2012.

(h)	Company Deliverables. The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a).

Section 6.2. Conditions Precedent to the Obligations of the Company to Sell Securities. The obligation of the Company to sell Securities at any Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a)
Representations and Warranties. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date;

(b)
Performance. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Investor at or prior to the Closing;

(c)
No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents; and

(d)	Purchase Price. The Investor shall have paid the Purchase Price payable at such Closing in accordance with Section 2.3.

ARTICLE 7

Miscellaneous

Section 7.1. Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Shares.

Section 7.2. Entire Agreement. The Transaction Documents, together with the Exhibits thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents and exhibits.

Section 7.3. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (Little Rock time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 6:30 p.m. (Little Rock time) on any Business Day, (c) the Business Day following the date of transmission, if sent by a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	ThermoEnergy Corporation
Attn.: Andrew T. Melton
124 West Capitol Avenue, Suite 880
Little Rock, AR 72201

Telephone: (501) 376-6477
Facsimile: (501) 376-5249

With a copy to:	Nixon Peabody, LLP
Attn.: William E. Kelly, Esq.
100 Summer Street
Boston, MA 02110

Telephone: (617) 345-1195
Facsimile: (866) 743-4899

If to the Investor:	The Quercus Trust
2309 Santiago Drive
Newport Beach, California 92660

With a copy to:	Joseph P. Bartlett, Esq.
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067

Telephone: (310) 201-7481
Facsimile: (310) 201-2380;

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

Section 7.4. Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 7.5  Termination. This Agreement may be terminated prior to Initial Closing:

(a)	by written agreement of the Investor and the Company; or

(b)
by the Company or the Investor, upon written notice to the other, if the Closing shall not have taken place by 6:30 p.m., Little Rock time, on the September 30, 2008; provided, that the right to terminate this Agreement under this Section 7.5(b) shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such time.

Upon a termination in accordance with this Section 7.5, the Company and the Investor shall have no further obligation or liability (including as arising from such termination) to the other.

Section 7.6. Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

Section 7.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

Section 7.8. No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.6 (with respect to rights to indemnification and contribution).

Section 7.9. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the state or federal courts sitting in, or having jurisdiction over, Little Rock, Arkansas (the “Arkansas Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Arkansas Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such Arkansas Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

Section 7.10. Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closings and the delivery of the Securities.

Section 7.11. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof, notwithstanding any subsequent failure or refusal of the signatory to deliver an original executed in ink.

Section 7.12. Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 7.13. Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities. If a replacement certificate or instrument evidencing any Securities is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

Section 7.14. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investors and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that, except as expressly set forth herein with respect to liquidated damages, monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

The Quercus Trust		ThermoEnergy Corporation
By:	/s/ David Gelbaum	By:	/s/ Andrew T. Melton
	David Gelbaum		Andrew T. Melon
	Trustee		Executive Vice President and CFO

Exhibit C

THIS NOTE AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF, OR IN PAYMENT OF INTEREST ON, THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NEITHER THIS NOTE NOR SUCH SHARES OF COMMON STOCK MAY BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUING CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

Principal Amount: $2,000,000.00	Issue Date: September __, 2008

10% CONVERTIBLE PROMISSORY NOTE DUE SEPTEMBER 30, 2013

FOR VALUE RECEIVED, ThermoEnergy Corporation, a Delaware corporation (the “Borrower”), hereby promise to pay to the order of The Quercus Trust (the “Holder”), the sum of Two Million Dollars ($2,000,000.00) on September 30, 2013 (the “Maturity Date”).

Interest on the outstanding principal balance shall be paid at the rate of ten percent (10.0%) per annum, payable in arrears on the last day of each December, March, June and September, commencing on December 31, 2008 and continuing through the Maturity Date (each, an “Interest Payment Date”). Interest shall be computed on the basis of a 365-day year, using the number of days actually elapsed.

At the election of the Borrower by written notice to the Holder, all or any portion of any payment of interest due under this Note on any particular Interest Payment Date may be paid by the issuance to the Holder, on such Interest Payment Date, of shares of the Borrower’s Common Stock, par value $0.001 per share (the “Common Stock”). The number of shares of Common Stock to be issued in payment of interest on any particular Interest Payment Date shall be determined by dividing (i) the amount of interest to be so paid by (ii) ninety percent (90%) of the volume weighted average trading price per share of Common Stock for the ten (10) trading days immediately preceding such Interest Payment Date on the New York Stock Exchange, the American Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTC Bulletin Board, as reported by Bloomberg Financial Markets, or any successor performing similar functions.

The Holder shall have the right at any time and from time to time until the principal and interest on this Note shall have been paid in full, to convert the principal amount of this Note into shares of the Common Stock at the Conversion Price (as such term is hereinafter defined) in effect on the Conversion date (as such term is hereinafter defined). If the Holder exercises its right of conversion, the Holder shall give the Borrower a Notice of Conversion in the form annexed to this Note, setting forth the amount of principal which the Holder is converting into Common Stock (the “Conversion Amount”). The date of such notice is referred to as the “Conversion Date.” Upon delivery to the Borrower of a completed Notice of Conversion, the Borrower shall deliver, within five (5) business days after the Conversion Date (such fifth day being the “Delivery Date”), irrevocable instructions to the transfer agent for the Common Stock to issue and deliver to the Holder a certificate for that number of shares of Common Stock into which the Conversion Amount is being converted. Except to the extent that the entire unpaid principal balance of this Note is being presented for conversion, the Holder shall not be required to present this Note in order to effect conversion, and the Holder shall maintain a ledger setting forth each conversion of principal and interest on this Note and such ledger shall, absent manifest error, be deemed to be binding and conclusive on the Borrower.

This Note may not be prepaid, in whole or in part, without the prior written consent of the Holder. Partial prepayments, if any, shall be applied first to accrued and unpaid interest, and the balance to principal.

1.1. Conversion Price. The Conversion Price shall be $0.75 per share of Common Stock; provided, however, that the Conversion Price is subject to adjustment as set forth in Section 1.2 of this Note. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount by the Conversion Price in effect on the Conversion Date.

1.2. Adjustment to the Conversion Price. The Conversion Price and number and kind of shares or other securities to be issued upon conversion shall be subject to adjustment from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

1.2.1. Stock Dividends, Subdivisions and Combinations. If the Borrower shall at any time:

(a) declare or pay to the holders of its Common Stock a dividend payable in, or other distribution of, shares of Common Stock or in securities convertible into shares of Common Stock (“Convertible Securities”); or

(b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock; or

(c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock;

then (i) the number of shares of Common Stock into which this Note is convertible immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock into which this Note is convertible immediately prior to the occurrence of such event would own or be entitled to receive after the occurrence of such event, and (ii) the then-current Conversion Price shall be adjusted to equal (A) the then-current Conversion Price multiplied by the number of shares of Common Stock into which this Note is convertible immediately prior to the adjustment divided by (B) the number of shares into which this Note is convertible immediately after such adjustment.

1.2.2. Certain Other Distributions. If at any time the Borrowers shall declare or pay to the holders of its Common Stock any dividend or other distribution of:

(a) cash;

(b) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock); or

(c) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock);

then, upon conversion of this Note, the Holder shall be entitled to receive such dividend or distribution as if the Holder had converted the Conversion Amount prior to the date of such dividend or distribution. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 1.2.1 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 1.2.1.

1.2.3 Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Borrower shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another Person (where the Borrower is not the survivor or where there is a change in or distribution with respect to the Common Stock), or sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than 50% of the voting power of the Borrower is disposed of (each, a “Fundamental Corporate Change”) and, pursuant to the terms of such Fundamental Corporate Change, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (“Other Property”), are to be received by or distributed to the holders of Common Stock, then the Holder shall have the right thereafter to receive, upon conversion of this Note, such number of shares of common stock of the successor or acquiring corporation or of the Borrower, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of shares of Common Stock into which this Note is convertible immediately prior to such Fundamental Corporate Change. In case of any such Fundamental Corporate Change, the successor or acquiring corporation (if other than the Borrower) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Note to be performed and observed by the Borrower and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the Borrower) in order to provide for adjustments of shares of Common Stock into which this Note is convertible which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 1.2. For purposes of this Section 1.2.3, “common stock of the successor or acquiring corporation” shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon a specified date or upon the happening of a specified event, and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 1.2 shall similarly apply to any successive Fundamental Corporate Change of the successor corporation.

1.2.4 Other Action Affecting Common Stock. In case at any time or from time to time the Borrower shall take any action in respect of the Common Stock, other than any action described in this Section 1.2, which would have a materially adverse effect upon the rights of the Holder, the number of shares of Common Stock into which this Note is convertible and/or the Conversion Price shall be adjusted in such manner as may be equitable in the circumstances, as determined in good faith by the Board of Directors of the Borrower.

1.2.5 Certain Limitations. Notwithstanding anything herein to the contrary, the Borrower agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the Conversion Price to be less than the par value per share of Common Stock.

1.3. Notice of Adjustment. Whenever the Conversion Price is adjusted pursuant to Section 1.2 of this Note, the Borrower shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a statement of the facts requiring such adjustment.

1.4. Mechanics of Conversion.

1.4.1. Delivery of Certificate Upon Conversion. Except as otherwise set forth herein, not later than the Delivery Date, the Borrower shall deliver to the Holder (a) a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of the Note (which certificate or certificates shall bear a legend indicating that such shares have been issued in reliance on an exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act” and may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or in reliance on an exemption to the registration requirements of the Securities Act), and (b) a bank check in the amount of accrued and unpaid interest on the portion of the Note being converted unless the Holder converts such interest into Common Stock. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the Delivery Date, the Holder shall be entitled to elect by written notice to the Borrower at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the conversion shall be deemed void ab initio.

1.4.2. Obligation Absolute. The Borrower’s obligations to issue and deliver the Common Stock upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Borrower or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Borrower to the Holder in connection with the issuance of such shares. In the event the Holder shall elect to convert any or all of this Note, The Borrower may not refuse conversion based on any claim that such Holder or any one associated or affiliated with the Holder of has been engaged in any violation of law, agreement or for any other reason unless an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained. In the absence of an injunction precluding the same, the Borrower shall issue the Common Stock or, if applicable, cash, upon a properly noticed conversion.

1.4.3.  Fractional Shares. Upon a conversion hereunder, the Borrower shall not be required to issue stock certificates representing fractions of shares of the Common Stock. All fractional shares shall be carried forward and any fractional shares which remain after a Holder converts all of this Note shall be rounded up to the next whole number of shares.

1.4.4. Transfer Taxes. The issuance of certificates for shares of the Common Stock on conversion of this Note shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Borrower shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of this Note and the Borrower shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Borrower the amount of such tax or shall have established to the satisfaction of the Borrower that such tax has been paid.

Section 2. Events of Default.

2.1. The entire unpaid principal amount of this Note, together with interest thereon shall, on written notice from the Holder, forthwith become and be due and payable if any one or more Events of Default shall have occurred (for any reason whatsoever and whether such happening shall be voluntary or involuntary or be affected or come about by operation of law pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) and be continuing.

2.2. The occurrence of any one or more of the following events or conditions shall constitute an “Event of Default” under this Agreement:

2.2.1. Borrower’s failure to make any payment of principal or interest or any other sums within fifteen (15) days of the date when due on this Note; or

2.2.2. Any representation or warranty or other statement made or furnished to the Holder by or on behalf of the Borrower in any document or instrument furnished in connection with this Note proves to have been false or misleading in any material respect when made or furnished; or

2.2.3. Breach of or failure in the due observance or performance in any material respect of any covenant, condition or agreement on the part of the Borrower to be observed or performed pursuant to this Note and the failure to cure (if curable) any such breach or failure within fifteen (15) days after receipt of written notice thereof from the Holder; or

2.2.4. If the Borrower shall (a) apply for or consent to the appointment of a receiver, trustee or liquidator of all or a substantial part of any of its assets; (b) be unable, or admit in writing its inability, to pay its debts as they mature; (c) file or permit the filing of any petition, case arrangement, reorganization, or the like under any insolvency or bankruptcy law, or the adjudication of it as a bankrupt, or the making of an assignment for the benefit of creditors or the consenting to any form or arrangement for the satisfaction, settlement or delay of debt or the appointment of a receiver for all or any part of its properties; or (d) any action shall be taken by the Borrower for the purpose of effecting any of the foregoing; or

2.2.5. An order, judgment or decree shall be entered, or a case shall be commenced, against the Borrower, without its application, approval or consent by any court of competent jurisdiction, approving a petition or permitting the commencement of a case seeking reorganization or liquidation of the Borrower or appointing a receiver, trustee or liquidator of the Borrower, or of all or a substantial part of the assets of the Borrower, and the Borrower, by any act, indicate its approval thereof, consent thereto, or acquiescence therein, or such order, judgment, decree or case shall continue unstayed and in effect for any period of 90 consecutive days or an order for relief in connection therewith shall be entered; or

2.2.6. If the Borrower shall dissolve or liquidate, or be dissolved or liquidated, or cease to legally exist, or merge or consolidate, or be merged or consolidated, with or into any other corporation.

Section 3. Miscellaneous

3.1. Usury Saving Provision. All payment obligations arising under this Note are subject to the express condition that at no time shall the Borrower be obligated or required to pay interest at a rate which could subject the Holder to either civil or criminal liability as a result of being in excess of the maximum rate which the Borrower is permitted by law to contract or agree to pay. If by the terms of this Note, the Borrower is at any time required or obligated to pay interest at a rate in excess of such maximum rate, the applicable rate of interest shall be deemed to be immediately reduced to such maximum rate, and interest thus payable shall be computed at such maximum rate, and the portion of all prior interest payments in excess of such maximum rate shall be applied and shall be deemed to have been payments in reduction of principal.

3.2. Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

3.3. Governing Law. This Agreement and the rights of the parties shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements executed and to be performed wholly within such state and without regard to principles of conflicts of law. Each party irrevocably (a) consents to the jurisdiction of the federal and state courts situated in Pulaski County, Arkansas in any action that may be brought pursuant to this Agreement, and (b) submits to and accepts, with respect to its properties and assets, generally and unconditionally, the in personam jurisdiction of the aforesaid courts, waiving any defense that such court is not a convenient forum. In any such litigation to the extent permitted by applicable law, each party waives personal service of any summons, complaint or other process, and agrees that the service thereof may be made either (i) in the manner for giving of notices provided in Section 3.5 of this Note (other than by telecopier) or (ii) in any other manner permitted by law.

3.4. Waiver of Right to Trial by Jury. BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE AND WAIVE ANY RIGHT TO BRING A COUNTERCLAIM AGAINST THE HOLDER IN ANY ACTION TO ENFORCE THIS NOTE. THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR HOLDER TO ACCEPT THIS NOTE.

3.5. Notice. All notices, requests or other communications required or permitted to be given under this Agreement to any party shall be in writing and shall be deemed to have been sufficiently given when delivered by personal service or sent by registered mail, overnight courier services with provided evidence of delivery or attempted delivery, or facsimile, to the Borrower at 124 West Capitol Avenue, Suite 880, Little Rock, Arkansas 72201 (fax: 501-375-5249) or to the Holder at its principal place of business. Either party may, be like notice, change the address or telecopy number or the person to whom notice is to be given. Notice shall be deemed given when received or when attempted delivery is made (based on evidence of attempted delivery by the United States Postal Service or an overnight courier or a messenger service), provided that notice by telecopier shall be deemed given when receipt is acknowledged by the recipient.

3.6. Amendment. This Note may be amended or supplemented only by the written agreement of the Holder and the Borrower.

3.7. Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns. The Borrower may not assign any of its obligations under this Note without the consent of the Holder.

3.8. Cost of Collection. If default is made in the payment of this Note, the Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys’ fees, regardless of whether the Holder commenced litigation in order to enforce its rights under this Note.

3.9. Stockholder Status. The Holder shall not have rights as a stockholder of the Borrower with respect to unconverted portions of this Note. However, from and after the Conversion Date, the Holder will have all the rights of a shareholder of the Borrower with respect to the shares of Common Stock to be received by Holder after delivery by the Holder of a Conversion Notice to the Borrower regardless of whether physical certificates shall have been delivered.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by its duly authorized Executive Vice President and Chief Financial Officer as of the date and year first above written.

ThermoEnergy Corporation

By:
Andrew T. Melton
Executive Vice President and CFO

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert the Note)

The undersigned hereby elects to convert $_________ of the principal of the Note issued by ThermoEnergy Corporation on September __, 2008 into shares of Common Stock of ThermoEnergy Corporation according to the conditions set forth in such Note, as of the date written below.

Date of Conversion:__________________________________

Conversion Price:____________________________________

Number of Shares To Be Delivered:_______________________________

Signature:________________________________________

Print Name and Title:______________________________________________________________

Address:________________________________________________________________________

________________________________________________________________________

Exhibit D

THIS COMMON STOCK PURCHASE WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT, THE RULES AND REGULATIONS THEREUNDER OR THE PROVISIONS OF THIS COMMON STOCK PURCHASE WARRANT.

Number of Shares of Common Stock: _________
Warrant No. _____

COMMON STOCK PURCHASE WARRANT

To Purchase Common Stock of
ThermoEnergy Corporation

This Is To Certify That ___________, or its registered assign, is entitled, at any time from the Issuance Date (as hereinafter defined) to the Expiration Date (as hereinafter defined), to purchase from ThermoEnergy Corporation, a Delaware corporation (the “Company”), ________ (______) shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, including fractional parts, at a purchase price of $1.25 per share (subject to adjustment as provided herein, the “Exercise Price”), all on the terms and conditions and pursuant to the provisions hereinafter set forth.

This Warrant is issued pursuant, and the Holder is entitled to the benefits of, to that certain Securities Purchase Agreement dated as of September 15, 2008 by and between The Quercus Trust and the Company (the “Securities Purchase Agreement”). Capitalized terms used herein without definition are used with the definitions assigned thereto in such Securities purchase Agreement.

1.	DEFINITIONS

As used in this Common Stock Purchase Warrant (this “Warrant”), the following terms shall have the respective meanings set forth below:

“Business Day” shall mean any day that is not a Saturday or Sunday or a day on which banks in New York City, New York are required or permitted to be closed in the City of New York.

“Issuance Date” shall mean September 15, 2008.

“Commission” shall mean the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

“Common Stock” shall mean (except where the context otherwise indicates) the Common Stock, par value $0.001 per share, of the Company as constituted on the Issuance Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is also not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring Company received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.5.

“Convertible Securities” shall mean options, evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Exercise Period” shall mean the period during which this Warrant is exercisable pursuant to Section 2.1.

“Expiration Date” shall mean September 30, 2013.

“Fundamental Corporate Change” shall have the meaning set forth in Section 4.5.

“Holder” shall mean the Person in whose name the Warrant or Warrant Shares set forth herein is registered on the books of the Company maintained for such purpose.

“Market Price” shall mean, on any date of determination, (i) the closing price of a share of Common Stock on such day as reported on the principal Trading Market on which the Common Stock is listed or traded, or (ii) if the Common Stock is not listed on a Trading Market, the closing bid price for a share of Common Stock on such day in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board, the closing bid price for a share of Common Stock on such day in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

“Other Property” shall have the meaning set forth in Section 4.5.

“Person” shall mean any individual, sole proprietorship, partnership, joint venture, trust, incorporated organization, association, Company, institution, public benefit Company, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Trading Day” means (i) a day on which the Common Stock is traded on a Trading Market, or (ii) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then the term “Trading Day” shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, or the Nasdaq Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transfer” shall mean any disposition of any Warrant or Warrant Shares or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

“Warrant Shares” shall mean the shares of Common Stock issued or issuable to the Holder of this Warrant upon the exercise thereof.

“Warrants” shall mean this Warrant and all warrants issued upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

2.	EXERCISE OF WARRANT

2.1	Manner of Exercise

From and after the Issuance Date and until 5:00 p.m., Little Rock time, on the Expiration Date, the Holder may exercise this Warrant, on any Business Day, for all or any part of the number of shares of Common Stock purchasable hereunder.

In order to exercise this Warrant, in whole or in part, the Holder shall surrender this Warrant to the Company at its principal office at 124 West Capitol Avenue, Suite 880, Little Rock, Arkansas 72201 or at the office or agency designated by the Company pursuant to Section 12, together with a written notice of the Holder’s election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased, and shall be accompanied by payment of the Exercise Price in cash or wire transfer or cashier’s check drawn on a United States bank. Such notice shall be substantially in the form of the subscription form appearing at the end of this Warrant as Exhibit A, duly executed by the Holder or his agent or attorney. Upon receipt of the items referred to above, the Company shall, as promptly as practicable, execute or cause to be executed and deliver or cause to be delivered to the Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder or, subject to Section 9, such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become the holder of record of such shares for all purposes, as of the date the notice, together with the cash or check or wire transfer of funds and this Warrant is received by the Company as described above and all taxes required to be paid by the Holder, if any, pursuant to Section 2.2 prior to the issuance of such shares have been paid, provided that if the Warrant is exercised in connection with a merger, reorganization or other Fundamental Corporate Change, such exercise may be made conditional upon the consummation of such event. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of the Holder, appropriate notation may be made on this Warrant and the same returned to the Holder. Notwithstanding any provision herein to the contrary, the Company shall not be required to register shares in the name of any Person who acquired this Warrant (or part hereof) or any Warrant Shares otherwise than in accordance with this Warrant.

2.2	Payment of Taxes and Charges

All shares of Common Stock issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable, freely tradable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery thereof, unless such tax or charge is a tax on income imposed by law upon the Holder, in which case such taxes or charges shall be paid by the Holder.

2.3	Fractional Shares

The Company shall not be required to issue a fractional share of Common Stock upon exercise of any Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Market Price per share of Common Stock as of the date of exercise of the Warrant giving rise to such fraction of a share.

2.4	Cashless Exercise During Period of Default

Notwithstanding any other provision contained herein to the contrary, from and after the first anniversary of the Closing Date and so long as the Company is required under the Registration Rights Agreement to have effected the registration of the Warrant Shares for resale to the public pursuant to a Registration Statement (as such term is defined in the Registration Rights Agreement), if the Warrant Shares may not be freely sold to the public due to the failure of the Company to have effected the registration of the Warrant Shares or to have a current prospectus available for delivery or otherwise, in each case as required by the Securities Purchase Agreement, the Holder may elect to receive, without the payment by the Holder of the aggregate Warrant Price in respect of the shares of Common Stock to be acquired, shares of Common Stock of equal value to the value of this Warrant, or any specified portion hereof, by the surrender of this Warrant (or such portion of this Warrant being so exercised) together with a Net Issue Election Notice, in the form annexed hereto as Appendix A with appropriate modification to reflect such Net Issue Election, duly executed, to the Company. Thereupon, the Company shall issue to the Holder such number of fully paid, validly issued and nonassessable shares of Common Stock as is computed using the following formula:

X = Y (A - B)
A

where

X = the number of shares of Common Stock to which the Holder is entitled upon such cashless exercise;

Y = the total number of shares of Common Stock covered by this Warrant for which the Holder has surrendered purchase rights at such time for cashless exercise (including both shares to be issued to the Holder and shares as to which the purchase rights are to be canceled as payment therefor);

A = the Market Price of one share of Common Stock as at the date the net issue election is made; and

B = the Warrant Price in effect under this Warrant at the time the net issue election is made.

2.5	Buy-In

If at any time when a Registration Statement is in effect with respect to the Warrant Shares, as provided for by the Securities Purchase Agreement, (a) a certificate representing the Warrant Shares is not delivered to the Holder within three (3) Business Days of the due exercise of this Warrant by the Holder and (b) prior to the time such certificate is received by the Holder, the Holder, or any third party on behalf of the Holder or for the Holder’s account, purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares represented by such certificate (a “Buy-In”), then the Company shall pay in cash to the Holder (for costs incurred either directly by such Holder or on behalf of a third party) the amount by which the total purchase price paid for Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such Holder as a result of the sale to which such Buy-In relates. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.

3.	TRANSFER, DIVISION AND COMBINATION

3.1	Transfer

Subject to compliance with Section 9, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in Section 2.1 or the office or agency designated by the Company pursuant to Section 12, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by the Holder or his agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall, subject to Section 9, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be canceled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by a new Holder for the purchase of shares of Common Stock without having a new warrant issued.

3.2	Division and Combination

Subject to Section 9, this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or his agent or attorney. Subject to compliance with Sections 3.1 and 9, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

3.3	Expenses

The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 3.

3.4	Maintenance of Books

The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfers of the Warrants.

4.	ADJUSTMENTS

The number of shares of Common Stock for which this Warrant is exercisable, or the price at which such shares may be purchased upon exercise of this Warrant, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 at the time of such event.

4.1	Stock Dividends, Subdivisions and Combinations

If at any time the Company shall:

(a) declare or pay to the holders of its Common Stock a dividend payable in, or other distribution of, shares of Common Stock or in Convertible Securities;

(b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock; or

(c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock;

then (i) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the occurrence of such event, and (ii) the then-current Exercise Price shall be adjusted to equal (A) the then-current Exercise Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which this Warrant is exercisable immediately after such adjustment.

4.2	Certain Other Distributions

If at any time the Company shall declare or pay to the holders of its Common Stock any dividend or other distribution of:

(a) cash;

(b) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock); any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock);

then, upon exercise of this Warrant, the Holder shall be entitled to receive such dividend or distribution as if the Holder had exercised this Warrant prior to the date of such dividend or distribution. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.2 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.1.

4.3	Dilutive Issuances

If at any time after the Issuance Date the Company shall issue or sell shares of Common Stock or Convertible Securities (other than (i) securities issued or issuable in Excluded Issuances or (ii) shares of Common Stock issued as a result of a dividend or other distribution on the Common Stock payable in Common Stock or (iii) a subdivision of outstanding shares of Common Stock), without consideration or for a consideration per share less than $0.83, the Exercise Price shall be reduced, concurrently with such issue, as provided herein. If such dilutive sale or issuance occurs prior to the date on which the Registration Statement covering the Warrant Shares is declared effective, the Exercise Price shall be reduced to a price equal to one hundred fifty percent (150%) of the price at which such shares of Common Stock are issued (or, in the case of Convertible Securities, the price at which the Common Stock issuable upon the exercise. conversion or exchange of such Convertible Securities is deemed issued as hereinafter provided). If such dilutive sale or issuance occurs on or after to the date on which the Registration Statement covering the Warrant Shares is declared effective, the Exercise Price shall be reduced to a price (calculated to the nearest cent) (i) determined in accordance with the following formula:

                           P1 Q1 + P2 Q2
New Exercise Price =   ---------------------
            Q1 + Q2
where:

P1 =	Applicable Exercise Price in effect immediately prior to such new issue or sale.
Q1 =
Number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon conversion or exercise of Convertible Securities outstanding immediately prior to such new issue or sale.

P2 =	150% of the weighted average price per share of Common Stock received or deemed by the Company upon such new issue or sale.
Q2 =	Number of shares of Common Stock issued or sold, or deemed to have been issued, in the subject transaction.

For purposes of this Section 4.3, upon the sale or issuance of Convertible Securities, the maximum number of shares of Common Stock issuable upon the exercise, conversion or exchange of such Convertible Securities (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) shall be deemed to be issued as of the time of such issue or sale and the consideration deemed received for such shares of Common Stock shall be the consideration actually received by the Company for the issue of such Convertible Securities plus the minimum additional consideration to be received by the Company upon the full exercise, conversion or exchange of such Convertible Securities. Insofar as any consideration received, or to be received, by the Company consists of property other than cash, such consideration shall be computed at the fair value thereof at the time of such issue or sale, as determined in good faith by the Board.

4.4	Other Provisions Applicable to Adjustments under this Section

The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the current Exercise Price provided for in this Section 4:

(a) When Adjustments to be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Common Stock shall be taken into account to the nearest 1/10th of a share.

(c) When Adjustment not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to the holders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

4.5	Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets

In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another Person (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of (each, a “Fundamental Corporate Change”) and, pursuant to the terms of such Fundamental Corporate Change, shares of common stock of the successor or acquiring Company, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring Company (“Other Property”), are to be received by or distributed to the holders of Common Stock, then the Holder shall have the right thereafter to receive, upon exercise of the Warrant, such number of shares of common stock of the successor or acquiring Company or of the Company, if it is the surviving Company, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Corporate Change. In case of any such Fundamental Corporate Change, the successor or acquiring company (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board) in order to provide for adjustments of shares of Common Stock for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.5, “common stock of the successor or acquiring company” shall include stock of such company of any class which is not preferred as to dividends or assets over any other class of stock of such company and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon a specified date or upon the happening of a specified event, and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4.5 shall similarly apply to any successive Fundamental Corporate Change of the successor company.

4.6	Sale of the Company for Cash

Notwithstanding the provisions of Section 4.6, in the event of a Fundamental Corporate Change in which all of the holders of Common Stock of the Company receive cash in exchange for their shares of Common Stock, the Holder shall be entitled to receive, upon surrender and cancellation of this Warrant, (a) cash in an amount equal to fair market value of this Warrant (determined using Black-Scholes analytic methods) immediately prior to the effective time of such Fundamental Corporate Change, provided that such payment does not exceed the amount of the exercise price of the Warrant then in effect, and (b) if the payment contemplated by Subsection (a) would exceed the amount of the exercise price of the Warrant than in effect, then cash in an amount per share for the number of Shares subject to this Warrant equal to the fair market value of one share of Common Stock immediately prior to the effective time of such Fundamental Corporate Change, less the per share Exercise Price then in effect..

4.7	Other Action Affecting Common Stock

In case at any time or from time to time the Company shall take any action in respect of its Common Stock, other than any action described in this Section 4, or any other event occurs, which would have a materially adverse effect upon the rights of the Holder, the number of shares of Common Stock and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances, as determined in good faith by the Board of Directors of the Company.

4.8	Certain Limitations

Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the Exercise Price to be less than the par value per share of Common Stock.

5.	NOTICES TO THE HOLDER

5.1	Notice of Adjustments

Whenever the number of shares of Common Stock for which this Warrant is exercisable, or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Section 4, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Section 4.2), specifying the number of shares of Common Stock for which this Warrant is exercisable and (if such adjustment was made pursuant to Section 4.2 or 4.5) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change. The Company shall promptly cause a signed copy of such certificate to be delivered to the Holder in accordance with Section 14.2. The Company shall keep, along with the transfer register maintained in accordance with Section 3.4, copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by the Holder or any prospective purchaser of a Warrant designated by the Holder.

5.2	Notice of Corporate Action

If at any time:

(a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right; or

(b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another Company; or

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 10 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 10 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to the Holder at the last address of the Holder appearing on the books of the Company and delivered in accordance with Section 14.2.

6.	NO IMPAIRMENT

The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (c) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

7.	RESERVATION AND AUTHORIZATION OF COMMON STOCK

From and after the Issuance Date, the Company shall at all times reserve and keep available for issuance upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable and not subject to preemptive rights.

Before taking any action which would cause an adjustment reducing the then-current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Exercise Price.

Before taking any action which would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the then-current Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

8.	TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision of Section 4 refers to the taking of record of such holders, the Company will in each case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

9.	RESTRICTIONS ON TRANSFERABILITY

The Warrants and the Warrant Shares shall not be transferred, hypothecated or assigned before satisfaction of the conditions specified in the legend affixed to the first page of this Warrant, which conditions are intended, in part, to ensure compliance with the provisions of the Securities Act with respect to the Transfer of any Warrant or any Warrant Shares. The Holder, by acceptance of this Warrant, agrees to be bound by the provisions of this Section 9.

10.	SUPPLYING INFORMATION

The Company shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or Warrant Shares.

11.	LOSS OR MUTILATION

Upon receipt by the Company from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity reasonably satisfactory to it (it being understood that the written agreement of the Holder shall be sufficient indemnity), and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to the Holder; provided, in the case of mutilation no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

12.	OFFICE OF THE COMPANY

As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant.

13.	LIMITATION OF LIABILITY

No provision hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company. Nothing in the foregoing shall be construed in any manner to limit or deny the liability of a Holder in any other capacity, including, without limitation, as a director of the Company.

14.	MISCELLANEOUS

14.1	Nonwaiver

No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. No waiver by the Holder of any right hereunder on any one occasion shall operate as a waiver of such right on any other occasion.

14.2	Notice Generally

Except as may be otherwise provided herein, any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (Little Rock time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 6:30 p.m. (Little Rock time) on any Business Day, (c) the Business Day following the date of transmission, if sent by a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be the same as provided in the Securities Purchase Agreement; or such other address as may be designated in writing hereafter, in the same manner, by such addressee.

14.3	Remedies

The Holder in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under Section 2 of this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of Section 2 of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

14.4	Successors and Assigns

Subject to the provisions of Sections 3.1 and 9, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and, with respect to Section 9 hereof, the holders of Warrant Shares, and shall be enforceable by any such holder or the holder of Warrant Shares.

14.5	Amendment

This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

14.6	Severability

Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall only be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

14.7	Headings

The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

14.8	Governing Law

This Warrant shall be governed by the laws of the State of Delaware, without regard to the provisions thereof relating to conflicts of law.

14.9	Disputes

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the securities or other property deliverable upon exercise of this Warrant, the Company shall promptly issue and deliver to the Holder the securities or other properties that are not in dispute..

In Witness Whereof, the Company has caused this Warrant to be duly executed by its duly authorized Chief Financial Officer.

Dated: September 15, 2008

ThermoEnergy Corporation

By:
Andrew T. Melton
Executive Vice President and
Chief Financial Officer

EXHIBIT A

SUBSCRIPTION FORM

[To be executed only upon exercise of Warrant]

The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of __________ shares of Common Stock of ThermoEnergy Corporation and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to whose address is

and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(City) (State) (Zip Code)

Notice: The signature on this subscription must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT FORM

For Value Received the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee	No. of Shares of Common Stock

and does hereby irrevocably constitute and appoint

attorney-in-fact to register such transfer on the books of ThermoEnergy Corporation maintained for the purpose, with full power of substitution in the premises.

Dated: ____________________

(Name of Registered Owner)

(Signature of Registered Owner)

Notice: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

Exhibit E

ThermoEnergy Corporation

Amendment No. 1 to
Common Stock Purchase Warrant No. 2007-12-1

September 15, 2008

Pursuant to Section 14.5 of the above-referenced Common Stock Purchase Warrant (the “Warrant”), The Quercus Trust (the “Holder”) and ThermoEnergy Corporation, a Delaware corporation (the “Company”) hereby agree that, in order to reduce the exercise price of the Warrant from $1.50 per share to $1.25 per share, the Warrant be and hereby is amended by deleting in its entirety the first paragraph thereof and substituting therefor the following new first paragraph:

“This Is To Certify That The Quercus Trust, or its registered assign, is entitled, at any time from the Issuance Date (as hereinafter defined) to the first to occur of (i) the Expiration Date (as hereinafter defined) or (ii) the Early Expiration Date (as hereinafter defined), to purchase from ThermoEnergy Company, a Delaware corporation (the “Company”), ten million (10.000,000) shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, including fractional parts, at a purchase price of $1.25 per share (subject to adjustment as provided herein, the “Exercise Price”), all on the terms and conditions and pursuant to the provisions hereinafter set forth.”

In all other respects, the Warrant shall remain unaltered and in full force and effect as issued.

In witness whereof, the Holder and the Company have executed this Amendment as of the date first above set forth.

The Quercus Trust		ThermoEnergy Corporation

By:	/s/ David Gelbaum	By:	/s/ Andrew T. Melton
	David Gelbaum		Andrew T. Melton
	Trustee		Executive Vice President and CFO